Exhibit 99.1

High Tide Announces Filing of its 2021 Audited Annual Financial Statements, Confirming the 118% Increase in Revenue and Adjusted EBITDA of $12.5 Million

CALGARY, AB, Feb. 2, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets, announces that it has completed the process of filing its audited annual financial statements and management discussion & analysis for the financial years ended October 31, 2021 and 2020, and the CEO and CFO certificates, all as required by National Instrument 51-102 and National Instrument 52-109 (collectively, the "Annual Financials"). The Annual Financials are available on the Company's website at www.hightideinc.com, its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

With the filing of these Annual Financials, along with the Company's annual information form, as required by National Instrument 51-102, the Company has now filed all the documents which were late, bringing it back into good standing with applicable securities commissions and stock exchanges, and avoiding any regulatory actions, including the possible management cease trade order outlined in the news release dated February 1, 2022, .

The Company is pleased to now be in a position to confirm the financial results announced on January 27, 2022, on an audited basis, other than an adjustment to the following selected financial information for the fourth quarter and year ended October 31, 2021, which now includes impairment losses within Total Operating Expenses:

Selected financial information for the fourth quarter and year ended October 31, 2021:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended October 31			Year Ended October 31
	2021 $	2020 $	% Change	2021 $	2020 $	% Change
Revenue	53,867	24,876	117%	181,123	83,265	118%
Gross Profit	17,538	8,725	101%	63,983	30,812	108%
Gross Profit Margin (i)	33%	35%	(2%)	35%	37%	(2%)
Total Operating Expenses	(22,332)	(8,050)	177%	(82,657)	(30,721)	169%
Adjusted EBITDA (ii)	1,641	3,625	(55%)	12,503	7,974	57%
Net (Loss) Income from Operations	(4,794)	675	NM	(18,674)	91	NM
Net loss	(4,176)	(1,323)	216%	(35,037)	(6,354)	451%
Loss per share (Basic)	(0.09)	(0.46)	(80)%	(0.84)	(0.46)	83%
Loss per share (Diluted)	(0.09)	(0.46)	(80)%	(0.84)	(0.46)	83%

(i)	Gross Profit Margin is a non-IFRS financial measure. Gross Profit Margin is calculated by dividing total Gross Profit by total Revenue.
(ii)	Adjusted Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a not a recognized measure under IFRS, and accordingly, the Company's use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under "EBITDA and Adjusted EBITDA" in this MD&A.

"I would like to apologize to all of High Tide's shareholders for the delay in completing the filing of our 2021 audited annual financial statements, which confirmed the unaudited results that we shared last week," said Raj Grover, President and Chief Executive Officer of High Tide. "Although this delay occurred due to personnel shortages related to the ongoing COVID-19 pandemic, I have never been one to make excuses, and I will be taking steps to ensure that systems are put in place to prevent this from occurring in the future" added Mr. Grover.

The Company intends to file its Q1 2022 financial statement, for the period ending January 31, 2022, on or before the deadline of March 17, 2022, and as disclosed in the January 27, 2022 news release, the Company expects to report over $70 million in sales which would result in High Tide achieving the third-highest quarterly revenue level amongst all Canadian cannabis companies.

ABOUT HIGH TIDE INC.

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 109 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company will add the number of additional cannabis retail store locations the Company proposes to add to the Company's business, with a primary focus on the Province of Ontario and near-term British Columbia market focus and remaining on a positive growth trajectory; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company completing and filing their first quarter of 2022 financials statements on the timelines indicated herein; and the Company hitting its forecasted revenue and sales projections for the first quarter of 2022, attaining the third-highest quarterly revenue level amongst all Canadian cannabis companies and achieving an annual run rate of over $280 million.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of Management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete and file their first quarter of 2022 financial statements on the timelines indicated herein; and the Company will hit its forecasted revenue and sales projections for the first quarter of 2022, attain the third-highest quarterly revenue level amongst all Canadian cannabis companies and achieve an annual run rate of over $280 million.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated annual sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not complete and file their first quarter of 2022 financial statements on the timelines indicated herein; and risk that the Company will not hit its forecasted revenue and sales projections for the first quarter of 2022, be unable to attain the third-highest quarterly revenue level amongst all Canadian cannabis companies and be unable to achieve an annual run rate of over $280 million.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

View original content:https://www.prnewswire.com/news-releases/high-tide-announces-filing-of-its-2021-audited-annual-financial-statements-confirming-the-118-increase-in-revenue-and-adjusted-ebitda-of-12-5-million-301474321.html

SOURCE High Tide Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2022/02/c1052.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President, Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:17e 02-FEB-22